United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2015

OR

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from                   to

Commission File Number 1-18378

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi Puerto Rico Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi Puerto Rico Group

Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2015 and 2014

With Report of Independent Registered Public

Accounting Firm

Sanofi Puerto Rico Group Savings Plan

23.1                  Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Sanofi Puerto Rico Group Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Sanofi Puerto Rico Group Savings Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania

June 27, 2016

Sanofi Puerto Rico Group Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
ASSETS
Investments
Plan interest in the Sanofi U.S. Group Savings
Master Trust (Note 3)	$25,859,451	$25,023,078

Total investments	25,859,451	25,023,078

Receivables
Contributions receivable from participating employees	75,524	14,980
Contributions receivable from employer	114,523	23,224
Other receivable	7,697	7,698
Notes receivable from participants	477,009	488,642

Total receivables	674,753	534,544

Total Assets	26,534,204	25,557,622

LIABILITIES
Accrued administrative expenses	7,135	12,416

Net assets available for benefits	$26,527,069	$25,545,206

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employee	$1,373,292	$649,173
Employer	1,385,408	635,129
Investment income:
Net investment income allocated from Master Trust	79,436	1,129,325
Miscellaneous Income	—	198
Interest on notes receivable from participants	20,046	17,923

Total additions	2,858,182	2,431,748

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	1,834,084	2,213,422
Fees and administrative expenses	42,235	37,308

Total deductions	1,876,319	2,250,730

Increase in net assets available for benefits	981,863	181,018

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,545,206	25,364,188

End of year	$26,527,069	$25,545,206

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

1.              Description of the Plan

The following description of the Sanofi Puerto Rico Group Savings Plan (the “Plan”), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description — The Plan is a defined contribution plan that covers substantially all the employees of Sanofi Puerto Rico Inc. as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment. Effective October 1, 2012, Sanofi Puerto Rico Inc. (the “Company”) assumed the sponsorship and all related obligations and responsibilities of the Plan, transferred from predecessor plan sponsor Sanofi U.S. LLC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust — Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the sanofi-aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plan within the employer’s parent company.  The investments included within the Master Trust consist of equities, fixed income, mutual funds, common collective trusts, synthetic investment contracts, separate account guaranteed investment contracts, and guaranteed investment contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains a beneficial interest in such assets.  The portion of assets, net earnings, gains and/or losses, and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper — Banco Popular is the Plan’s titular trustee (the “Trustee”).  T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 6).

Plan Administration — The sanofi-aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the sanofi-aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Employee Contributions — The Plan offers auto-enrollment with a 30-day opt-out from date of hire. Participants are allowed to contribute up to 75% of their eligible compensation as pre-tax contributions, and up to 10% in after-tax contributions. Contributions are subject to certain Puerto Rico Internal Revenue Code Section 1165(e) limitations of $15,000 for 2015 and 2014.  Employees 50 years old or older may make an additional catch-up contribution of up to $1,500 during both 2015 and 2014.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Employer Matching Contributions — The Company matching contribution is 150% of the pre-tax contributions for all participants, up to 6% of total compensation.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

Participant Accounts — Each participant’s account is credited with the participants’ contributions, Company matching contributions, and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon Plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices.  Participants may change their investment choices at any time.  The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting — Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account.  Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after 2 years of service. Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Notes Receivable from Participants — Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator.  Currently, interest rates associated with participant loans range from 4.25% to 9.25%. Principal and interest are paid notably through payroll deductions generally over a term of up to five years.  A participant may not have more than two loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Payment of Benefits — Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan. Unallocated forfeitures balances were $-0- as of December 31, 2015 and 2014.  During 2015 and 2014, no forfeitures were used to offset employer matching contributions to the Plan.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

Revenue Sharing — The Plan has entered into a revenue sharing agreement with T. Rowe Price Retirement Plan Services, Inc. (“TRP”). Under the terms of the agreement TRP will provide the Plan with a fixed annual administrative budget amount that will be increased each year by a comparable amount of loan initiation fees TRP has estimated to receive for that year. The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan Sponsor. If in any year the administrative budget exceeds the sum of Plan expenses paid during that year the excess shall be allocated to participant accounts as specified by the Plan documents. For the plan years 2015 and 2014, TRP contributed $ $30,870 and $31,698, respectively, to the Plan’s administrative budget account. For 2015 and 2014, the Plan used $ $33,066 and $28,198, respectively, of the administrative budget to off-set Plan expenses. In addition, during 2015 and 2014, amounts totaling $-0- and $1,101, respectively, were allocated to participant accounts.  As of December 31, 2015 and 2014, the balances of the administrative budget accounts were $5,467 and $7,662, respectively.  Included within the year end balances are revenue sharing contribution receivables of $7,697 and $7,698, respectively, and amounts payable from administrative budget account of $6,615 and $11,850, respectively.

2.              Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation — For investment and administrative purposes, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value, except for fully benefit-responsive investment contracts (“FBRICs”) which are reported at contract value, and is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

The Stable Value Fund is a FBRIC and is therefore measured at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

Benefit Payments — Benefits are recorded when paid.

Fees and Administrative Expenses — All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties — The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets available for Benefits.

New Accounting Pronouncements — In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”).  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy.  This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy.  Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV.  ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Plan management adopted ASU 2015-07 in the accompanying financial statements and they do not believe the adoption of the provision had a material impact on the financial statements.  Accordingly, the standard was retroactively applied.

In July 2015, the FASB issue ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and  (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (“ASU 2015-12”).  ASU 2015-12 contains three parts intended to simplify employee benefit plan reporting with respect to the following:

•                  Part I designates contract value as the only required measure for fully benefit-responsive investment contracts, which maintains the relevant information while reducing the cost and complexity of reporting for FBRIC’s.  The amendments in Part I of ASU 2015-12 apply only to defined contribution pension and health and welfare plans that have a direct interest in a FBRIC.

•                  Part II simplifies the investment disclosures for all types of employee benefit plans.

•                  Part III provides for a measurement date practical expedient for plans with a fiscal year-end that does not coincide with a month end.  The amendments in Part III apply to all types of employee benefit plans.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015.  Early adoption is permitted and plans can early adopt any of the three parts without early adopting the other parts.  When a part is adopted, it must be adopted in its entirely.  Plan management adopted parts I and II of ASU 2015-12 in the accompanying financial statements and they do not believe the adoption of the provision had a material impact on the financial statements.  Accordingly, the standard was retroactively applied.

Reclassifications — Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

3.              Investment in Plan Master Trust

At December 31, 2015, the Master Trust comprises the investment assets of the Plan and the Sanofi U.S. Group Savings Plan.  Certain investment assets of the Master Trust, related earnings (losses), and expenses are allocated to all the plans that participate in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2015 and 2014, the Plan’s interest in the Master Trust was approximately 1% of the total trust.

The following table presents the net assets available for benefits of the Master Trust as of December 31, 2015 and 2014.  Receivables and payables associated with the investment fund are not material to the net assets of the Master Trust and are included within the total investment balance.

	2015	2014
Investments at fair value
Mutual funds	$2,069,958	$1,961,925
Self-directed brokerage accounts	96,356,043	93,462,992
Common collective trust funds	3,845,100,680	3,799,094,237
Separately managed accounts:
U.S. and International equities	155,020,550	157,622,279
Fixed income securities	137,696,646	146,212,056
Company stock	106,645,039	109,492,659
Common collective trust funds	99,586,485	98,566,417

Total investments at fair value	4,442,475,401	4,406,412,565

Investments at contract value
Stable value fund	488,604,481	468,283,625

Net Assets of the Master Trust	$4,931,079,882	$4,873,696,190

Plan’s Interest in Master Trust	$25,859,451	$25,023,078

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

The following are the changes in net assets available for benefits of the Master Trust for the year ended December 31, 2015 and 2014.

	2015	2014
Net (Depreciation)/Appreciation in the value of investments	$(18,440,033)	$234,287,951
Dividends	3,109,119	8,708,168
Interest	11,035,379	11,046,384
Net investment (loss)/ income	(4,295,535)	254,042,503

Net transfers	61,679,227	16,227,341

Increase in Net Assets	57,383,692	270,269,844

Net Assets:
Beginning of Year	4,873,696,190	4,603,426,346
End of Year	$4,931,079,882	$4,873,696,190

Investment Valuation and Income Recognition — The investments of the Master Trust are reported at fair value, except for the Stable Value Fund which is a FBRIC and is required to be reported at contract value.  Purchases and sales of investments within the Master Trust are recorded on the trade-date basis (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Fair Value Measurements — The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015.

Mutual Funds — Mutual funds are valued at the published net asset value of the shares as reported in the active market in which the securities are traded.  They are classified within Level 1 of the valuation hierarchy.

Self-directed brokerage accounts — These accounts consist of over-the-counter publicly traded mutual funds that are valued using quoted market prices of the underlying investments as reported in the active market in which the mutual funds are traded.  They are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds — These investments are public investment vehicles consisting of target date funds and index funds.  Units held in common collective trust funds are valued at the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10.

Separately Managed Accounts — These investments are individually managed investment accounts that are managed by various investment advisors.  The underlying investments of the accounts include domestic and international equities including Company stock, corporate and governmental fixed income securities, common collective trusts, mutual funds, and short-term investments.  The units held of separately managed accounts are valued at the NAV, as a practical expedient, as determined by the issuers based on the current fair values of the underlying assets of the separately managed accounts, including any receivables or payables applicable to the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2015 and 2014:

	2015
	Level 1	Level 2	Level 3	Total

Mutual fund	$2,069,958	$—	$—	$2,069,958
Participant-directed brokerage accounts	96,356,043	—	—	96,356,043

Total investments in the fair value hierarchy	$98,426,001	$—	$—	98,426,001

Investments measured at net asset value (a)				4,344,049,400

Total investments measured at fair value				$4,442,475,401

	2014
	Level 1	Level 2	Level 3	Total

Mutual fund	$1,961,925	$—	$—	$1,961,925
Participant-directed brokerage accounts	93,462,992	—	—	93,462,992

Total investments in the fair value hierarchy	$95,424,917	$—	$—	95,424,917

Investments measured at net asset value (a)				4,310,987,648

Total investments measured at fair value				$4,406,412,565

(a)             In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the net assets available for benefits of the Master Trust.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

Investments Measured at NAV — The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participating redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

December 31, 2015	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi U.S. Active Bond Fund (a)	$137,696,646	—	Daily	None
Blackrock U.S. Debt Index (b)	62,888,433	—	Daily	None
Sanofi International Stock Index (b)	68,552,629	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	160,459,635	—	Daily	None
Sanofi U.S. Stock Index (b)	281,358,230	—	Daily	None
Sanofi-Aventis International Core Fund (a)	94,147,401	—	Daily	None
TRP Retirement Date Trusts (c)	3,432,301,387	—	Daily	90 days
Sanofi-US ADR Fund (a)	106,645,039	—	Daily	None

Total Investments Measured at NAV	$4,344,049,400

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

December 31, 2014	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi U.S. Active Bond Fund (a)	$146,212,056	—	Daily	None
Blackrock U.S. Debt Index (b)	55,895,375	—	Daily	None
Sanofi International Stock Index (b)	67,234,367	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	160,199,865	—	Daily	None
Sanofi U.S. Stock Index (b)	261,345,143	—	Daily	None
Sanofi-Aventis International Core Fund (a)	95,988,832	—	Daily	None
TRP Retirement Date Trusts (c)	3,414,619,351	—	Daily	90 days
Sanofi-US ADR Fund (a)	109,492,659	—	Daily	None

Total Investments Measured at NAV	$4,310,987,648

(a)         This category includes separately managed accounts that are managed by investment advisors as described above and depending on the fund include equities, fixed income, common collective trust funds, and mutual funds as underlying securities owned by the Master Trust.

(b)         This category includes investments in common collective trust funds as described above.

(c)          This category includes investments in a blend of diversified common collective trust funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

Fully Benefit-Responsive investment Contracts (“FBRIC”) — The Master Trust entered into fully benefit-responsive investment contracts in the Stable Value Fund that invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc.  These contracts meet the fully benefit-responsive contract criteria and therefore are reported at contract value.  Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were initiate permitted transactions under the terms of the Plan.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  Contract value represents contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.

The Stable Value Fund invests in traditional guaranteed investment contracts (“GICs”), synthetic investment contracts (“SICs”) and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer.  For investments in synthetic GICs, the Master Trust owns the underlying

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

investments, whereas for investments in the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account.  Synthetic and separate account GICs are generally backed by fixed income assets.  The underlying investments wrapped within the SICs and separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, and cash equivalents.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of the Stable Value Fund included within the Master Trust.  The synthetic and separate account GICS are wrapped by the financially responsible insurance company.

The issuers of the GICs, SICs, and separate account GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The crediting rates for SICs and separate account GICs are periodically reset during the year and are based on the performance of the contract’s underlying assets.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The average crediting rate for the investment contracts was 2.28% and 2.66% for 2015 and 2014, respectively.

Certain events could limit the ability of the Master Trust to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire interest in the fund.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust for the FBRIC at December 31, 2015 and 2014:

	2015	2014
Stable value fund
Money market fund	$54,485,788	$49,331,305
Guaranteed investment contracts	—	6,006,839
Synthetic investment contracts	342,938,777	324,175,534
Separate account contracts	91,179,916	88,769,947
End of Year	$488,604,481	$468,283,625

4.              Income Tax Status

On April 25, 2012, the Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan, as then designed, was qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”).  The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2012.

5.              Reconciliation of Financial Statements to Form 5500

For the year ended December 31, 2014, GICs SICs and separate account GICs are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$26,527,069	$25,545,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	100,885

Net assets available for benefits per Form 5500	$26,527,069	$25,646,091

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2015 and 2014

The following is a reconciliation of total income per the financial statements to Form 5500 for the year ended December 31, 2015.

2015

Total increase in net assets available for benefits per the financial statements	$981,863

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(100,885)

Net income (loss) per Form 5500	$880,978

6.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-US ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules. During the year ended December 31, 2015, the Master Trust made purchases of approximately $20,505,995, sales of approximately $11,427,932, realized gains of $4,537,911 and dividend income of $3,108,904 earned from the investment in the Company’s common stock through the Sanofi-US ADR fund.  The total shares and market value of the fund held by the Master Trust at December 31, 2015 were 6,277,964 and $106,645,039, respectively.  During the year ended December 31, 2014, the Master Trust made purchases of approximately $14,509,753, sales of approximately $7,172,882, and realized gains of $3,998,582 and dividend income of $3,557,581 earned from the investment in the Company’s common stock through the Sanofi-US ADR fund.  The total shares and market value of the fund held by the Master Trust at December 31, 2014 were 6,185,467 and $109,492,659, respectively.

Certain administrative fees have been paid through a revenue sharing agreement with T. Rowe Price Retirement Plan Services Inc. rather than direct payments, see Note 1.

Loans to participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

8.              Subsequent Events

Plan management has evaluated all subsequent events through June 27, 2016, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

Sanofi Puerto Rico Group Savings Plan

PLAN EIN:                                              36-4406953

PLAN NUMBER:            001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT YEAR
*	Sanofi U.S. Group Savings Master Trust	Various instruments	**	$25,859,451
*	Participant Loans	Interest Rates 4.25% - 9.25%	-0-	477,009

*                                     Indicates party-in-interest to the Plan

**                              Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi Puerto Rico Savings Plan

By:	/s/ Richard M. Johnson
Richard M. Johnson, for the Retirement Plan Administrative Committee, Plan Administrator

Date: June 27, 2016

EXHIBITS

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1